EXHIBIT 23

Independent Auditors’ Consent

The Board of Directors

Commercial Capital Bancorp, Inc:

We consent to incorporation by reference in the registration statement (No. 333-102795) on Form S-8 of Commercial Capital Bancorp, Inc. of our report dated January 31, 2003 relating to the consolidated statements of financial condition of Commercial Capital Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the December 31, 2002 Annual Report on Form 10-K of Commercial Capital Bancorp, Inc.

Our report refers to a change in accounting for goodwill and other intangible assets in 2002.

/s/  KPMG LLP

Los Angeles, California

March 27, 2003